Exhibit 99.1

SECOND QUARTER 2024 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2024 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17 Insurance Contracts (IFRS 17). Comparative amounts have been restated from those previously presented. Our Q2 2024 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $4.0 Billion Up 7% YoY	Diluted EPS[1] $2.74 Up 5% YoY	Total PCL[2] $920 Million PCL on loans ratio[3] up 4 bps[4] QoQ	ROE[5] 14.5% Down 40 bps YoY	CET1 ratio[6] 12.8% Above regulatory requirements

Adjusted net income[7] $4.2 Billion Up 11% YoY	Adjusted diluted EPS[7] $2.92 Up 9% YoY	Total ACL[8] $6.1 Billion ACL on loans ratio[9] down 2 bps QoQ	Adjusted ROE[7] 15.5% Up 20 bps YoY	LCR[10] 128% Down from 132% last quarter

TORONTO, May 30, 2024 — Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $4.0 billion for the quarter ended April 30, 2024, up $270 million or 7% from the prior year. Diluted EPS was $2.74, up 5% over the same period. Record earnings in Capital Markets as well as higher results in Personal & Commercial Banking, Wealth Management and Insurance were partially offset by lower results in Corporate Support. Adjusted net income7 and adjusted diluted EPS7 of $4.2 billion and $2.92 were up 11% and 9%, respectively, from the prior year.

On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The inclusion of HSBC Canada results12 decreased net income by $51 million, reflecting $200 million ($145 million after-tax) of initial PCL on purchased performing financial assets.

Total PCL increased $320 million from a year ago. The PCL on loans ratio of 41 bps increased 11 bps from the prior year. The PCL on impaired loans ratio13 was 30 bps, up 9 bps from the prior year as provisions continue to trend upwards, reflecting the impact of higher interest rates and rising unemployment.

Results also reflected the impact of specified items relating to the acquisition of HSBC Canada (HSBC Canada transaction). Transaction and integration costs ($358 million before-tax and $282 million after-tax) had an unfavourable impact, while management of closing capital volatility ($155 million before-tax and $112 million after-tax) benefitted the results.

Pre-provision, pre-tax earnings7 of $5.8 billion were up $801 million or 16% from last year, mainly due to higher revenue in our Capital Markets business, higher net interest income reflecting higher spreads and solid volume growth, and higher fee-based client assets reflecting market appreciation and net sales. These factors were partially offset by higher expenses driven by higher variable compensation and continued investments in our franchises.

Compared to last quarter, net income was up 10%, reflecting higher results in Wealth Management, Corporate Support and Capital Markets, partially offset by lower results in Insurance and Personal & Commercial Banking. The prior quarter included an unfavourable impact from the specified item relating to the management of closing capital volatility ($286 million before-tax and $207 million after-tax) as well as the cost of the Federal Deposit Insurance Corporation (FDIC) special assessment ($159 million before-tax and $115 million after-tax). Adjusted net income7 was up 3% over the same period. Pre-provision, pre-tax earnings7 were up 13% on higher revenue and well-controlled expenses.

We maintained a strong capital position, with a CET1 ratio6 of 12.8%, down 210 bps from the prior quarter, largely reflecting the impact from closing the HSBC Canada transaction.

Today, we declared a quarterly dividend of $1.42 per share reflecting an increase of $0.04 or 3%.

“This quarter marked a pivotal milestone in RBC’s long-term growth story as we completed our acquisition of HSBC Bank Canada, welcoming thousands of colleagues and clients from across the country. This historic acquisition, along with our solid results driven by our strong balance sheet, expense control and volume growth across our premium franchises, shows that RBC has the right strategy in place to continue building the bank of the future and our position as a global competitor. We’re confident in our ability to build on this momentum and keep delivering sustainable, long-term value to our clients, communities and shareholders.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5

Return on equity (ROE) is calculated as net income available to common shareholders divided by average common equity. For further information, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

6

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

7	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
8	Allowance for credit losses (ACL).
9	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
10

The liquidity coverage ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our Q2 2024 Report to Shareholders.

11	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
12

HSBC Canada results reflect revenue, PCL, non-interest expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of our Q2 2024 Report to Shareholders.

13	PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.

Q2 2024 Compared to Q2 2023	Reported: • Net income of $3,950 million • Diluted EPS of $2.74 • ROE of 14.5% • CET1 ratio[14] of 12.8%	h 7% h 5% i 40 bps i 90 bps	Adjusted[15]: • Net income of $4,198 million • Diluted EPS of $2.92 • ROE of 15.5%	h 11% h 9% h 20 bps

Q2 2024 Compared to Q1 2024	• Net income of $3,950 million • Diluted EPS of $2.74 • ROE of 14.5% • CET1 ratio[14] of 12.8%	h 10% h 10% h 140 bps i 210 bps	• Net income of $4,198 million • Diluted EPS of $2.92 • ROE of 15.5%	h 3% h 2% h 60 bps

YTD 2024 Compared to YTD 2023	• Net income of $7,532 million • Diluted EPS of $5.25 • ROE of 13.8%	h 11% h 9% h 10 bps	• Net income of $8,264 million • Diluted EPS of $5.77 • ROE of 15.2%	h 3% h 1% i 110 bps

Personal & Commercial Banking

Net income of $2,051 million increased $136 million or 7% from a year ago. The inclusion of HSBC Canada results decreased net income by $61 million, primarily attributable to $131 million (after-tax) of initial PCL on the performing loans purchased in the HSBC Canada transaction. Excluding HSBC Canada results, net income increased $197 million or 10%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 9% in deposits and 6% in loans in Canadian Banking, partially offset by higher PCL.

Compared to last quarter, net income decreased $10 million. The inclusion of HSBC Canada results decreased net income by $61 million, as noted above. Excluding HSBC Canada results, net income increased $51 million or 2%, primarily driven by lower PCL reflecting favourable changes to our macroeconomic forecast. In net interest income, higher spreads in Canadian Banking were largely offset by the impact of two less days in the current quarter.

Wealth Management

Net income of $769 million increased $50 million or 7% from a year ago, primarily due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.

Compared to last quarter, net income increased $163 million or 27%, as the prior quarter included $115 million ($159 million before-tax) relating to the cost of the FDIC special assessment. Higher fee-based client assets, reflecting market appreciation and net sales, also contributed to the increase.

Insurance

Net income of $177 million increased $7 million or 4% from a year ago, largely due to higher insurance investment result from favourable investment-related experience. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Compared to last quarter, net income decreased $43 million or 20%, primarily due to lower insurance investment result as the prior quarter benefitted from the repositioning of our portfolio for the transition to IFRS 17. This factor was partially offset by higher insurance service result from improved claims experience in disability and life retrocession products.

Capital Markets

Net income of $1,262 million increased $300 million or 31% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking, mainly due to higher M&A activity, loan syndication activity, as well as equity and debt origination across most regions. Higher Global Markets revenue, largely due to higher debt and equity origination across all regions and higher fixed income trading revenue in North America, also contributed to the increase. These factors were partially offset by higher compensation on increased results.

Compared to last quarter, net income increased $108 million or 9%, mainly due to higher equity and debt origination, as well as higher M&A activity across all regions. The impact of fair value changes in our legacy U.S. portfolios and higher loan syndication activity across most regions also contributed to the increase. These factors were partially offset by lower fixed income trading revenue across most regions and higher taxes.

14	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s Basel III CAR guideline.
15	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

Corporate Support

Net loss was $309 million for the current quarter, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $282 million, partially offset by the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $112 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.

Net loss was $459 million in the prior quarter, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $218 million and the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $207 million, both of which are treated as specified items.

Net loss was $86 million in the prior year, primarily due to residual unallocated items, as well as the after-tax impact of the HSBC Canada transaction and integration costs of $43 million, which is treated as a specified item.

Capital, Liquidity and Credit Quality

Capital – As at April 30, 2024, our CET1 ratio16 was 12.8%, down 210 bps from last quarter, primarily reflecting the impact of the HSBC Canada transaction and RWA growth (excluding FX), partially offset by net internal capital generation and share issuances under the Dividend reinvestment plan (DRIP).

Liquidity – For the quarter ended April 30, 2024, the average LCR17 was 128%, which translates into a surplus of approximately $83 billion, compared to 132% and a surplus of approximately $94 billion in the prior quarter. Average LCR17 decreased from the prior quarter due to the HSBC Canada transaction and a change in securities mix, relating to both on-balance sheet securities and securities financing transactions. Loan growth also contributed to the decrease. These factors were partially offset by retail deposit growth. Average LCR for the current quarter reflects outflows associated with the HSBC Canada transaction 30 days prior to close.

The Net Stable Funding Ratio18 (NSFR) as at April 30, 2024 was 111%, which translates into a surplus of approximately $105 billion, compared to 113% and a surplus of approximately $112 billion in the prior quarter. NSFR decreased compared to the previous quarter primarily due to higher funding requirements on loans.

Credit Quality

Q2 2024 vs. Q2 2023

Total PCL of $920 million increased $320 million or 53% from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking. The PCL on loans ratio of 41 bps increased 11 bps. The PCL on impaired loans ratio of 30 bps increased 9 bps.

PCL on performing loans of $244 million increased $71 million or 41%, mainly reflecting $193 million of initial PCL on the performing loans purchased in the HSBC Canada transaction. This was partially offset by favourable changes to our macroeconomic forecast in Personal & Commercial Banking, as well as lower provisions in Capital Markets and releases of provisions in Wealth Management.

PCL on impaired loans of $672 million increased $231 million or 52%, primarily due to higher provisions in our Canadian Banking retail and commercial portfolios.

Q2 2024 vs. Q1 2024

Total PCL increased $107 million or 13% from last quarter, mainly reflecting higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Capital Markets. The PCL on loans ratio increased 4 bps. The PCL on impaired loans ratio decreased 1 bp.

PCL on performing loans increased $111 million or 83%, mainly reflecting $193 million of initial PCL on the performing loans purchased in the HSBC Canada transaction. This was partially offset by favourable changes to our macroeconomic forecast in Personal & Commercial Banking.

PCL on impaired loans decreased $13 million or 2%, mainly due to lower provisions in Capital Markets, partially offset by higher provisions in Personal & Commercial Banking and Wealth Management.

16	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s Basel III CAR guideline.
17	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q2 2024 Report to Shareholders.
18	The NSFR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q2 2024 Report to Shareholders

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and six months ended April 30, 2024 with the corresponding periods in the prior year and the three months ended January 31, 2024. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings19

Pre-provision, pre-tax earnings is calculated as income (Q2 2024: $3,950 million; Q1 2024: $3,582 million; Q2 2023: $3,680 million; YTD 2024: $7,532 million; YTD 2023: $6,813 million) before income taxes (Q2 2024: $976 million; Q1 2024: $766 million; Q2 2023: $765 million; YTD 2024: $1,742 million; YTD 2023: $2,868 million) and PCL (Q2 2024: $920 million; Q1 2024: $813 million; Q2 2023: $600 million; YTD 2024: $1,733 million; YTD 2023: $1,132 million). We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle.

Adjusted results

We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses.

Our results for all reported periods were adjusted for the following specified item:

•	HSBC Canada transaction and integration costs.

Our results for the three and six months ended April 30, 2024 and the three months ended January 31, 2024 were adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction. For further details, refer to the Key corporate events section of our Q2 2024 Report to Shareholders.

Our results for the six months ended April 30, 2023 were adjusted for the following specified item:

•	Canada Recovery Dividend (CRD) and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

[19]

Prior period amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2024	January 31 2024	April 30 2023 (1)	April 30 2024	April 30 2023 (1)
Total revenue	$14,154	$13,485	$12,445	$27,639	$25,802
PCL	920	813	600	1,733	1,132
Non-interest expense	8,308	8,324	7,400	16,632	14,989
Income before income taxes	4,926	4,348	4,445	9,274	9,681
Income taxes	976	766	765	1,742	2,868
Net income	$3,950	$3,582	$3,680	$7,532	$6,813
Net income available to common shareholders	$3,881	$3,522	$3,612	$7,403	$6,699
Average number of common shares (thousands)	1,412,651	1,406,324	1,388,388	1,409,452	1,385,525
Basic earnings per share (in dollars)	$2.75	$2.50	$2.60	$5.25	$4.83
Average number of diluted common shares (thousands)	1,414,166	1,407,641	1,390,149	1,410,842	1,387,295
Diluted earnings per share (in dollars)	$2.74	$2.50	$2.60	$5.25	$4.83
ROE (2)	14.5%	13.1%	14.9%	13.8%	13.7%
Effective income tax rate	19.8%	17.6%	17.2%	18.8%	29.6%
Total adjusting items impacting net income (before-tax)	$309	$631	$138	$940	$235
Specified item: HSBC Canada transaction and integration costs (3), (4)	358	265	56	623	67
Specified item: Management of closing capital volatility related to the
HSBC Canada transaction (3), (5)	(155)	286	-	131	-
Amortization of acquisition-related intangibles (6)	106	80	82	186	168
Total income taxes for adjusting items impacting net income	$61	$147	$29	$208	$(1,003)
Specified item: HSBC Canada transaction and integration costs (3)	76	47	13	123	16
Specified item: Management of closing capital volatility related to the
HSBC Canada transaction (3), (5)	(43)	79	-	36	-
Specified item: CRD and other tax related adjustments (3), (7)	-	-	-	-	(1,050)
Amortization of acquisition-related intangibles (6)	28	21	16	49	31
Adjusted results (8)
Income before income taxes - adjusted	$5,235	$4,979	$4,583	$10,214	$9,916
Income taxes - adjusted	1,037	913	794	1,950	1,865
Net income - adjusted (8)	$4,198	$4,066	$3,789	$8,264	$8,051
Net income available to common shareholders - adjusted (8)	$4,129	$4,006	$3,721	$8,135	$7,937
Average number of common shares (thousands)	1,412,651	1,406,324	1,388,388	1,409,452	1,385,525
Basic earnings per share (in dollars) - adjusted (8)	$2.92	$2.85	$2.68	$5.77	$5.73
Average number of diluted common shares (thousands)	1,414,166	1,407,641	1,390,149	1,410,842	1,387,295
Diluted earnings per share (in dollars) - adjusted (8)	$2.92	$2.85	$2.68	$5.77	$5.72
ROE - adjusted (8)	15.5%	14.9%	15.3%	15.2%	16.3%
Adjusted effective income tax rate (8)	19.8%	18.3%	17.3%	19.1%	18.8%

(1)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

(2)	ROE is calculated as net income available to common shareholders divided by average common equity. ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)

Beginning the first quarter of 2024, we included management of closing capital volatility related to the HSBC Canada transaction as a specified item for non-GAAP measures and non-GAAP ratios. For further details, refer to the Key corporate events section of our Q2 2024 Report to Shareholders.

(5)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(6)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(7)

As at April 30, 2024, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1 billion and it is currently estimated that an additional $0.5 billion will be incurred, for a total of approximately $1.5 billion.

(8)

See the Glossary section of our interim Management’s Discussion and Analysis dated May 29, 2024, for the three and six month periods ended April 30, 2024, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q2 2024 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals and the expected impacts of the HSBC Canada transaction, including transaction and integration costs, and includes statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report) and the Risk management section of our Q2 2024 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q2 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Assumptions about the duration and complexity of technological builds, and estimates of costs required for post-close synergy impacts were considered in the estimation of transaction and integration costs. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q2 2024 Report to Shareholders, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2024 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 30, 2024 at 8:30 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217 or 866-696-5910, passcode 4255087#). Please call between 8:20 a.m. and 8:25 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from May 30, 2024 until August 27, 2024 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 7294886#).

Media Relations Contacts

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 98,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

® Registered Trademarks of Royal Bank of Canada.